UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Mode Mobile, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12419

Delaware	47-3902362
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One East Erie Street, Suite 525, Chicago, IL	60611
(Address of principal executive offices)	(Zip Code)

847-999-8739

Registrant’s telephone number, including area code

Class AAA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 1: BUSINESS

Company Operations & Product Overview

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company by Dan Novaes, CEO, and Kiran Panesar, CTO, with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before a name change in 2022, and prior to that, was originally founded as Nativ Mobile, LLC before a name change in 2021. The Company aims to unlock the full potential of the world’s most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people’s phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

Products

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Since 2019, Mode has generated over $75 million in revenue from advertisers and continues to grow annually.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The ModePhone’s software is similar to the Mode Earn App, but includes more functionality and lives in the form of an Operating System. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

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In 2023, the Company launched a new subscription software product, called the Mode Earn Club, whereby our users pay a monthly fee for access to our rewards ecosystem. In this new product, the Company keeps 100% of the subscription revenue and the user receives up to 100% faster earnings within EarnOS. This product is still in beta phase and may change over time based on its performance with our existing user base and in the market.

Trademarks

The Company has protected its trademarks, which is a key part of its business operations and overall corporate strategy. A summary of its trademarks can be found below:

Name	Status	Number	Filing Date
Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020
Earn OS	Live	97021733	September 10, 2021
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021
Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Key Suppliers

The Company sources its EarnPhone from Skyworth, a manufacturer based in China. The Company does not have an exclusive relationship with this supplier and can easily source new partners to manufacture the EarnPhone.

Competition

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

While the majority of smartphone manufacturers do not offer an integrated rewards-based operating system like the EarnOS, we do also view smartphone manufacturers like Apple, Samsung, Nokia, and others as indirect competitors to the Mode EarnPhone.

Customers

Our customer base, since founding, consists of over 40,000,000 users spread across over 170 countries, who have downloaded the Mode Earn App or purchased the Mode EarnPhone. To date, our users and customers have earned and saved over $350,000,000 by interacting with our technology. The Company typically acquires customers by advertising on social media and search channels such as Google and Meta (Facebook and Instagram).

The Company also counts members of its Mode Earn Club as customers, each of which pay anywhere from $1 to $20 per month to be a member of the Club and earn additional savings and benefits.

The Company also sells its EarnPhone through certain third party retailers, which then sell the EarnPhone to their customers. These third-party retailers include BestBuy, Amazon, Walmart, Newegg, Adorama, Groupon, Mason, Dailysteals, eBay, Reebelo, and UnbeatableSale. The Company uses an in-house business development team, led by its CEO, to acquire new retailers and distribution channels.

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The Company also views its advertising partners as customers. The Company has agreements with these advertising partners whereby the partners pay the Company based on how the Company’s customers and users interact with various websites and mobile applications. No single advertising partner makes up more than 15% of the Company’s advertising revenue.

Current (Gibraltar) Limited & $CRNC Token Issuance

The Company also has an affiliate, Current (Gibraltar) Limited (“CGL”), a Gibraltar company organized in 2018. The Company owns 100% of the voting shares of CGL however it has no economic interest it. CGL was organized to develop a rewards network and protocol, the purpose of which was intended to be used as a rewards distribution mechanism for Mode Mobile and its user base (the “$CRNC Network”). In order to build out this network, the Company, via CGL, conducted and completed a security token offering utilizing exemptions from registration under the Securities Act provided by Rule 506(b) of Regulation D and Regulation S to non-US investors. In that offering, CGL offered $CRNC tokens to investors in consideration for their investments. The proceeds from the token offering were approximately $26 million, which was to be used to build out the $CRNC Network. Due to a disclosed delay in delivering tokens to investors resulting from regulatory uncertainties associated with blockchain and cryptocurrency projects, the investments were executed pursuant to “Simple Agreement(s) for Future Tokens” (“SAFTs”), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of the $CRNC Network launch.

The further buildout of the EARN’M Network (f/k/a $CRNC Network) will be carried out by a foundation established by CGL. In Q4 2024, the Company, through its affiliate, Current (Gibraltar) Limited, launched the $EARNM token (f/k/a $CRNC token)  on various international cryptocurrency exchanges. The timing of the exchange launches corresponded with the completion of all aspects of the EARN’M ecosystem. Thus, all remaining obligations of the Company with respect to the $EARNM token have been satisfied. Further, and in support of the EARN’M ecosystem and the $EARNM token, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN’M ecosystem and the $EARNM token.

For purposes of clarification, while the EARNM foundation  was established by CGL, it is not deemed a related party. This is because now that the EARN’M Network has launched, its operations have become vested in the foundation  itself. The foundation’s purpose is to allow stakeholders of the EARN’M Network to govern and direct the ecosystem without a centralized overseer like CGL. CGL had some level of oversight at the EARN’M Foundation’s launch, however this oversight ceased once EARN’M stakeholders assume control of foundation governance.

The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the EARN’M Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company. As of the date of this Annual Report, no written agreement is in place between the Company and CGL or the foundation to serve as an advertising partner. Finally, the EARN’M Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

Employees

The Company currently has 55 team members (18 full-time employees and 37 full-time contractors), and 2 part-time contractors. These team members are spread out across 18 countries. Approximately 35% of the Company’s team members are based in the United States and all of the Company’s executive officers and directors are based in the United States.

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Regulation

By virtue of handling our user’s data, we are subject to numerous statutes related to data privacy, and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover.

ePrivacy Directive

The ePrivacy directive sets out the rules relating to the processing of personal data across public communications networks. This directive requires business to ensure consent requests are made and that consent is received from the user before the use of cookies is made. Businesses must communicate the privacy rules with accurate and specific information regarding the data contained in the cookie. Information must be communicated before the consent requests are made, in plain language. Organizations must ensure that users are able to withdraw consent in the same simple manner as the initial consent request.

CRPA and CCPA

The CRPA and CCPA define and establish various rights that consumers residing in California have over the privacy of their data along with the responsibilities of businesses when collecting personal information. It requires businesses that control the collection of consumers’ personal information to inform them of the category, purpose and duration the business intends to retain such information. It lists the consumers’ right to correct their data and have their data deleted. Customers may also exercise their right to limit the sale or sharing of their personal or sensitive personal information. Fines for non-compliance can range from $100 to $750 per consumer per incident. Additionally, in certain cases the California Privacy Protection Agency may impose administrative fines ranging from $2,500 to $7,500 for each violation.

Acquisition Strategy

The Company intends to make strategic acquisitions of assets over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring specific complimentary assets, and/or acquiring key technology, know-how, and personnel. These acquisitions are likely to be undertaken with a mixture of both cash and stock. Potential targets include assets associated with businesses/apps in the rewards & loyalty space, gaming portfolios, launcher and lock screen products and other earnings-related verticals.

When reviewing potential acquisition targets, the Company plans to look for the following:

●	Product compatibility
●	Year over year revenue growth
●	Current profitability
●	Strong user growth and retention
●	Attractive user acquisition metrics (ROAS, LTV/CAC ratio etc.)

The purpose of these acquisitions would be to further the Company’s business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology.

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ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

For the Fiscal Years Ending December 31, 2024 and 2023

Mode Mobile generated net revenues of $12,165,275 during the fiscal year ending December 31, 2024 compared to $8,226,428 during the fiscal year ending December 31, 2023, representing a 47.88% increase, which was the Company believes was primarily the result of increased sales and marketing activities, as well as additional revenues from new  products, including the Mode Earn Club (which launched in 2023) and newsletter advertising revenue . The majority of the revenues the Company earned in both periods was earned through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones . The Mode Earn Club is another growing driver of revenue in the business. The Company had costs of net revenues of $1,110,492 and $956,463, respectively, during the fiscal years ending December 31, 2024 and 2023. Cost of net revenues includes payment processing fees, EarnPhone hardware costs, website hosting, and revenue share payouts. The Company’s gross margin for the fiscal year ending December 31, 2024 was 90.87% compared to 88.37% for the year ended December 31, 2023. The improvement in gross margin was primarily related to increased income in 2024 realized from the launch of new revenue streams  in 2023, including the Mode EarnClub,, as well as the Company’s efforts to cut less profitable market and customer segments.

Operating expenses of the Company for both the years ended December 31, 2024 and 2023 primarily consisted of customer acquisition costs (i.e. sales and marketing) and employee and contractor compensation related to software development and general and administrative expenses. Operating expenses during the fiscal year ending December 31, 2024 amounted to $14,790,807, a 10.81% increase from $13,348,026 during the fiscal year ending December 31, 2023. Sales and marketing expenses consisted primarily of digital advertising costs on social media and search platforms such as Meta and Google, which totaled $5,842,705 during the fiscal year ending December 31, 2024 and $4,906,434 during the fiscal year ending December 31, 2024, or a 19.08% increase period over period. This increase in sales and marketing costs was related to the Company’s decision to increase advertising spend to grow more profitable segments of its product line, including the Mode Earn App and Mode Earn Club, among others. Sales and marketing expenses also include rewards that are paid out to Mode Mobile users. Additionally, the Company recognized research and development expenses of $4,240,451 for the year ending December 31, 2024 versus $5,190,493 for the year ending December 31, 2023, which was an 18.30% decrease year over year. The decrease in research and development expenses was primarily driven by the Company hiring less contractor labor to assist with product development. General and administrative expenses consisted primarily of executive and operational payroll costs, professional services, and overhead expenses, which totaled $4,707,651 for the year ending December 31, 2024 versus $3,244,007 for the year ending December 31, 2023, representing a 45.12% increase. The increase across general and administrative expenses was primarily related to increased hiring across full-time hires and contractors, as well as additional operational expenses to support the Company’s previously launched product offerings and planned future product development.

In addition to the above, the Company recognized total other income of $478,042 during the fiscal year ending 2024, versus $2,719,528 during the fiscal year ending 2023, which was a decrease of 82.42% period over period. Of the total other income recognized, the biggest driver of the decrease was related to approximately $465,000 in Employee Retention Credits received during 2023 that was not received in 2024, and a one-time $1,6952,511 entry to other income in fiscal year 2023 that was the result of the Company removing all liability it has from the issuance of $CRNC (EARN’M) tokens, which was recorded as a gain.

As a result of the foregoing, the Company realized a net loss of $3,257,982 for the fiscal year ending December 31, 2024 – a 2.99% decrease in net loss compared to a net loss of $3,358,533 during the fiscal year ending December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, Mode’s cash-on-hand was $6,886,520 compared to $2,524,045 as of December 31, 2023. As of December 31, 2024, the Company currently has no outstanding debt, other than an accounts payable balance of $1,461,512 as of December 31, 2024, compared to an accounts payable balance of $783,483 as of December 31, 2023, an increase of 86.5% year over year. Additionally, the Company had an accrued expenses balance of $3,055,817 as of December 31, 2024.  The Company also had accounts receivable of $2,528,982 as of December 31, 2024.

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While the Company is generating revenues, the Company has recognized a net loss over the last two fiscal years, and continues to rely on investor financing to support its operations, including its Regulation A offering, which launched on July 24, 2024. The Company plans to continue leveraging Regulation A and other forms of equity crowdfunding to finance its operating losses as well support growth over the coming years.

As of April 22, 2025, the Company had collected $31,592,196 in gross proceeds from its ongoing Regulation A Offering that was initially qualified on July 25, 2024. Prior to the completion of an offering, offering costs are capitalized by the Company. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2024, the Company had capitalized $4,454,737 in deferred offering costs.

Additionally, in April 2025, the Company received an investment of $3 million from a venture capital firm in the media industry. This investment was in the form of media credits, which Mode Mobile can use towards marketing.

Trend Information

Historically, the majority of the revenue the Company has earned has been through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. Mode Mobile has also generated minimal revenue from sales of the Mode EarnPhone. However, with the introduction of new products like the Mode Earn Club, the Company now has a more diverse mix of revenue streams with stronger gross margins. Throughout 2024, the Company continued to focus on scale and engagement, including investing in more profitable revenue initiatives, including Mode Earn Club and advertising sales revenue, as well as expanding into international markets. In 2025, the Company expects it will continue to grow revenue, gross margin, and ultimately reach a point of profitability. At the same time, the Company plans to invest more in our product quality, infrastructure costs, and expanded product offerings.

ITEM 3: DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers
Dan Novaes	CEO	36	June 2015 to Present	Full-time
Kiran Panesar	CTO	31	June 2015 to Present	Full-time
Prakash Ramachandran	CFO	60	January 2024 to Present	Full-time
Justin Hines	General Counsel	55	December 2018 to Present	Full-time
Kathy DeKam	Chief People Officer	64	May 2021 to Present	Full-time
Directors
Dan Novaes	Director	36	June 2015 to Present
Ross Holdren	Director	41	February 2021 to Present	1
Mark Lawrence	Director	39	February 2021 to Present	1

Dan Novaes, CEO and Director

Dan co-founded Mode Mobile with Kiran Panesar and has been CEO of the Company since June 2015. During that time, Dan has been responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. Additionally, Dan has played a vital role in building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Dan has also been a driving force behind the culture of excellence that can be found throughout the organization and inspiring its team members to reach their highest potential. Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media. Dan is one of the youngest members of YPO and the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business. Prior to co-founding Mode Mobile, Dan was the co-founder and CEO of MobileX Labs, an application design and development company, from 2012 to 2015. Before then, he spent 10 years as the founder of Elekteks, a consumer electronics ecommerce retailer, and was the inventor of iFlask, the world’s first “smart” flask.

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Kiran Panesar, CTO

Kiran co-founded the Company with Dan Novaes and began as CTO in June 2015. Kiran is responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users’ experience, supports our engineering and product teams, while also focusing on costs and efficiency. Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. Before Mode Mobile, Kiran was the co-founder and CTO of MobileX Labs, an application design and development company, with tens of millions of monthly online users, where Kiran oversaw the building and maintenance of infrastructure. Prior to that, Kiran was a co–founder and Programmer for daptppt Designs, a software development company for iPhone and gaming applications.

Prakash Ramachandran, CFO

Prakash Ramachandran has served as the CFO at Mode Mobile since January 2024 and is responsible for overseeing the Company’s financial & business operations functions, including developing & implementing financial plans, policies, and procedures, budgeting & forecasting, and overseeing accounting and financial reporting. Prior to working at Mode Mobile, Prakash served as CFO of Crownpeak Technology from June 2021 to 2023, a PE funded SaaS business. He helped to grow the company’s revenue during his tenure, primarily through acquisition initiatives. Before that, Prakash worked as an EVP and CFO for Digital Reasoning, an AI and cognitive computing company from December 2015 to June 2021. During that time, he successfully secured two rounds of financing, oversaw an acquisition of a medium-sized healthcare technology company, and contributed to Digital Reasoning’s acquisition by Smarsh, Inc. Prakash previously worked as the CFO for Polyera Corporation from 2011 to 2015, and held various VP and CFO positions in different organizations prior to that, showcasing diverse financial expertise. Prakash has a Bachelor of Commerce from Madras University and a Master of Science in Management from Stanford University Graduate School of Business. He is a Chartered Accountant from India as well as a Chartered Management Accountant of the U.K.

Kathy DeKam, Chief People Officer

Kathy joined Mode Mobile as Chief People Officer on May 4, 2021, where she leads HR and IT functions. She oversees performance management, talent acquisition, team development, and engagement, while championing an inclusive culture and managing the company-wide OKR process. She also directs IT operations, including systems support, integration, and policy governance. Previously, Kathy was Chief People and Culture Officer at Qualifacts, a SaaS-based electronic health records company with 430+ employees and $70M+ in revenue. Prior to that, she spent six years at AI firm Digital Reasoning as EVP/Chief People and Culture Officer and Co-COO, supporting a 180+ person team with $38M in revenue, contributing to $100M in capital fundraising efforts, and to the company’s acquisition by Smarsh. From 2011 to 2015, she held HR leadership roles at Video Gaming Technologies, where she helped lead the company’s growth from 650+ employees and $65M in revenue to 6,000+ employees across 103 countries and $3B annual revenue following its acquisition by Aristocrat. Earlier, Kathy served as COO of a North American commercial print and graphic arts company with $500M+ in annual revenue. She is also a veteran having served six years in the U.S. Navy.

Justin Hines, General Counsel & Secretary

Judd joined Mode Mobile as General Counsel on December 3, 2018. In this role, Judd is responsible for corporate governance, corporate compliance, and legal risk management and ensuring the organization upholds the highest standards of professional excellence. Additionally, Judd monitors and reviews legal and regulatory developments to ensure compliance with all applicable laws and regulations, prepares, reviews, and negotiates contracts, agreements, and other legal documents, and advises on the Company’s investment initiatives. Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman , an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law. Prior to working at Mode Mobile, Judd served from 2014 to 2018 as General Counsel and Chief Compliance Officer at Hayden Royal, an investment banking and finance company with $3B under management. From 2010 to 2014 Judd was the Managing Director at Majestic Capital Advisors, an investment advisory services firm. Prior to that, Judd was a director from 2005 to 2010 with the Macquarie Group, a global financial services company with $600B under management.

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Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2024, the Company compensated its executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation			Total Compensation
Dan Novaes	CEO, Director	$341,630.12	$			$
Kiran Panesar	CTO	$241,560.51	$			$
Justin Hines	General Counsel	$188,056.20	$			$
Kathy DeKam	Chief People Officer	$298,543.68	$			$
Prakash Ramachandran	CFO	$283,542.10		$153,595.48	(1)		$437,137.58
Ross Holdren	Director	$0	$				$0
Mark Lawrence	Director	$0	$				$0

(1) Mr. Ramachandran, began his role on January 15, 2024. In 2024, he was granted 22,260,214 stock options under the Company’s 2021 Plan, which are exercisable into shares of the Company’s Class B Common Stock. This represents the cash value of those stock options, calculating by multiplying all granted options by a strike price of $0.0069.

For the year ended December 31, 2024, none of our Directors received cash compensation for their services as Directors of the Company.

2021 Equity Incentive Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares of Class B Common Stock as of December 31, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2024, there were 37,549,600 shares of Class B Common Stock available for future issuance under the 2021 Plan, 209,713,228 options issued and outstanding, and 21,562,013 options already converted into Class B Common Stock.

Employment Agreements with Executive Officers

Kiran Panesar Employment Agreement

The Company and Kiran Panesar are each party to an employment agreement dated April 1, 2019. Pursuant to the employment agreement, in exchange for Mr. Panesar’s services as CTO, Mr. Panesar is entitled to a starting base salary of $150,000 per year, which may be increased each year based on his performance, as well as an annual bonus of 20% of the base salary then in effect under the agreement. The agreement renews each year on March 31, unless earlier terminated. The Company may terminate Mr. Panesar’s employment for cause with 10 days notice, or without cause with 6 months’ notice. If terminated without cause, Mr. Panesar will be entitled to all compensation otherwise due during that 6 month period. The agreement also contains customary indemnification provisions, whereby the Company agrees to indemnify Mr. Panesar against certain liabilities and expenses that he may become subject to in performance of his duties, subject to certain limitations.

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A copy of the employment agreement between Kiran Panesar and the Company is filed as an exhibit to the offering statement of which this Annual Report forms a part.

Kathy DeKam Employment Agreement

The Company and Kathy DeKam are each party to an employment agreement dated May 4, 2021. Pursuant to the employment agreement, in exchange for Ms. DeKam’s services as Chief People Officer, Ms. DeKam is entitled to a starting base salary of $220,000 per year, which may be adjusted each year based on performance, as well as an annual bonus of 15% of the base salary then in effect under the agreement. Ms. DeKam also received a grant of 1,550,000 $CRNC Tokens, which will vest in equal installments over four years, as well as 52,891 options under the Company’s 2021 Plan. Ms. DeKam’s employment is “at-will”, and either the Company or Ms. DeKam may terminate the agreement at any time for any reason – but if Ms. DeKam is terminated without cause, or resigns with “good reason”, she shall be entitled to severance pay of 3 months’ salary. The agreement contains certain customary non-disclosure provisions, whereby Ms. DeKam cannot disclose certain proprietary information of the Company, and also contains non-disparagement clauses. The agreement also contains customary indemnification provisions, whereby the Company agrees to indemnify Mr. DeKam against certain liabilities and expenses that he may become subject to in performance of her duties, subject to certain limitations.

A copy of the employment agreement between Kathy DeKam and the Company is filed as an exhibit to the offering statement of which this Annual Report forms a part.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the Company’s securities by our officers, directors, and holders 10% or more of any class of our voting securities as of December 31, 2024:

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (3)
Officers and Directors
Class A Common Stock	Dan Novaes	(1)	525,371,542	0	80.6%
Class A Common Stock	Kiran Panesar	(1)	106,698,870	0	16.5%
Class B Common Stock	All Officers & Directors	(1)	0	55,391,746	20.7%
Class C Common Stock	All Other Officers & Directors	(1)	0	225,184	2.0%

Other Significant Holders
Series Seed Preferred Stock	Garland Fund I LLC	(1)(2)	166,115,772	0	47.0%

(1)	The following address may be used for each holder: One East Erie Street, Suite 525, Chicago, IL 60611

(2)	Garland Fund I LLC is controlled by Ross Holdren who also serves as a Director of the Company

(3)	Based on 646,825,014 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 10,993,629 shares of Class C Common Stock, and 353,712,906 shares of Series Seed Preferred Stock outstanding as of December 31, 2024.

ITEM 5: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has employment agreements in place with certain of its executive officers, which are described in the “Compensation of Directors and Executive Officers” section under Item 3 of this Annual Report.

As of the date of this Annual Report, other than the agreements described above, the Company is not aware of any transactions with related parties that are required to be disclosed.

ITEM 6: OTHER INFORMATION

None.

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ITEM 7: FINANCIAL STATEMENTS

MODE MOBILE, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

F-1

INDEPENDENT AUDITOR’S REPORT

April 22, 2025

To:	Board of Directors, MODE MOBILE, INC.
Re:	2024-2023 Financial Statement Audit

We have audited the accompanying consolidated financial statements of MODE MOBILE, INC. (a corporation organized in Delaware) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, shareholders’ equity/deficit, and cash flows for the calendar years ended December 31, 2024 and 2023, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar years ended December 31, 2024 and 2023 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC
IndigoSpire CPA, PC
San José, CA

F-2

MODE MOBILE, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$6,886,520	$2,524,045
Accounts receivable	2,528,982	2,019,220
Prepaid expenses and other current assets	532,059	353,429
Subscription receivable	332,783	-
Other receivables	79,371	79,371
Inventory	230,431	568,833
Deferred offering costs	4,454,737	-
Total current assets	15,044,883	5,544,898

Property, equipment and other asssets:
Property and equipment, net	13,277	8,984
Cryptocurrency assets	12,531	26,384
Nonfungible token assets	51,060	51,060
	76,868	86,428
Total assets	$15,121,751	$5,631,326

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,461,512	$783,483
Accrued expenses and other current liabilities	3,055,817	782,070
Total liabilities	4,517,329	1,565,553

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of both December 31, 2024 and December 31, 2023, liquidation preference of $4,759,840 as of both December 31, 2024 and December 31, 2023	35,371	35,371
Class A common stock, $0.0001 par value, 2,125,000,000 shares authorized, 646,825,014 shares issued and outstanding as of both December 31, 2024 and December 31, 2023	64,683	64,683
Class B common stock, $0.0001 par value, 268,000,000 shares authorized, 20,737,172 and 9,962,438 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2,073	996
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, 10,993,629 shares issued and outstanding as of both December 31, 2024 and December 31, 2023	1,099	1,099
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 149,320,399 and 60,980,343 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	14,932	6,098
Additional paid-in capital	18,212,726	8,426,006
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(7,576,463)	(4,318,480)
Total stockholders’ equity	10,604,422	4,065,773
Total liabilities and stockholders’ equity	$15,121,751	$5,631,326

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements

F-3

MODE MOBILE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

As of December 31, 2024 and 2023

	Year Ended
	December 31,
	2024	2023
Net revenues	$12,165,275	$8,226,428
Cost of net revenues	1,110,492	956,463
Gross profit	11,054,783	7,269,964
	90.87%	88.37%
Operating expenses:
Sales and marketing	5,842,705	4,906,434
Research and development	4,240,451	5,190,493
General and administrative	4,707,651	3,244,007
Impairment of long-lived assets	-	7,092
Total operating expenses	14,790,807	13,348,026

Loss from operations	(3,736,024)	(6,078,061)

Other income (expense), net:
Realized gains (losses) on cryptocurrency sales	376,905	623,344
Impairment of nonfungible token assets	-	(119,139)
Other income	101,137	2,215,323
Total other income (expense), net	478,042	2,719,528

Provision for income taxes	-	-
Net loss	$(3,257,982)	$(3,358,533)

Weighted average common shares outstanding - basic and diluted	777,639,951	694,127,771
Net income (loss) per common share - basic and diluted	$(0.004)	$(0.005)

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements

F-4

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2024 and 2023

	Series Seed		Common Stock								Additional			Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity

Balances at December 31, 2022	353,712,906	$35,371	646,825,014	$64,683	5,301,936	$530	-	$-	-	$-	$5,321,618	$(150,000)	$(959,947)	$4,312,255
Issuance of Class C common shares pursuant to royalty liability	-	-	-	-	-	-	10,993,629	1,099	-	-	285,956	-	-	287,056
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	60,980,343	6,098	5,138,492	-	-	5,144,590
Exercise of options	-	-	-	-	4,660,502	466	-	-	-	-	4,270	-	-	4,736
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	847,243	-	-	847,243
Offering costs	-	-	-	-	-	-	-	-	-	-	(3,171,573)	-	-	(3,171,573)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,358,533)	(3,358,533)
Balances at December 31, 2023	353,712,906	$35,371	646,825,014	$64,683	9,962,438	$996	10,993,629	$1,099	60,980,343	$6,098	$8,426,006	$(150,000)	$(4,318,480)	$4,065,773
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	88,340,056	8,834	10,487,542	-	-	10,496,376
Exercise of options	-	-	-	-	10,774,734	1,077	-	-	-	-	8,405	-	-	9,482
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	775,686	-	-	775,686
Offering costs	-	-	-	-	-	-	-	-	-	-	(1,484,912)	-	-	(1,484,912)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,257,983)	(3,257,983)
Balances at December 31, 2024	353,712,906	$35,371	646,825,014	$64,683	20,737,172	$2,073	10,993,629	$1,099	149,320,399	$14,932	$18,212,726	$(150,000)	$(7,576,463)	$10,604,421

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements.

F-5

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,257,982)	$(3,358,533)
Adjustments to reconcile net loss to net cash provided used in operating activities:
Depreciation and amortization	5,370	50,100
Realized gains on cryptocurrency sales	(376,905)	(623,344)
Loss on disposal of assets	-	17,944
Bad debt	103,143	219,102
Impairment of nonfungible token assets	-	119,139
Impairment expense	-	7,092
Stock-based compensation	775,686	847,243
Forgiveness of royalty liability	-	(1,612,944)
Changes in operating assets and liabilities:
Accounts receivable	(612,905)	427,515
Prepaid expenses and other current assets	(178,630)	254,989
Inventory	338,402	(302,534)
Other receivables	-	(79,371)
Subscription receivable	(332,783)	-
Accounts payable	408,211	195,241
Accrued expenses and other current liabilities	2,273,746	691,308
Net cash used in operating activities	(854,646)	(3,147,054)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	660,576	706,250
Purchase of property and equipment	(9,663)	(17,414)
Deposits	-	1,150
Net cash provided by investing activities	650,913	689,986
Cash flows from financing activities:
Deferred offering costs	(4,454,737)	214,506
Issuance of common stock, net of offering costs	9,011,464	1,973,017
Exercise of options	9,482	4,736
Net cash used in financing activities	4,566,208	2,192,259
Net change in cash and cash equivalents	4,362,475	(264,809)
Cash and cash equivalents at beginning of period	2,524,045	2,788,854
Cash and cash equivalents at end of period	$6,886,520	$2,524,045

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of cash flow information:
Issuance of Class C common shares pursuant to royalty liability	$-	$287,056
Purchase of cryptocurrency	$269,818	$-

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements

F-6

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

1.	NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

F-7

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Reclassifications

Certain amounts were reclassified from prior year to conform with current year’s presentation. Primarily, user redemptions previously included in cost of net revenues were reclassified to sales and marketing expenses.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2024 and 2023, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $6,636,520 and $2,274,045 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

F-8

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Accounts Receivable

The Company’s account receivables are due from customers primarily due to the Company’s marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers’ payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer’s ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of December 31, 2024 and 2023, there was a $674,623 and $764,438 allowance for doubtful accounts, respectively.

Inventory

The Company’s inventory consists of finished goods pertaining to the Company’s hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both December 31, 2024 and 2023.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The following is a summary of property and equipment:

	December 31,
	2024	2023
Computer equipment	$19,985	$10,322
Less: Accumulated depreciation	(6,708)	(1,338)
Property and equipment, net	$13,277	$8,984

Depreciation expense was $5,370 and $1,338 for the years ended December 31, 2024 and 2023 respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

F-9

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens (“NFTs”) when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs (see Note 4), being actively traded exchange’s closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the years ended December 31, 2024 and 2023, the Company recorded $0 and $119,139, respectively on impairment related to its NFTs.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2024 and 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

F-10

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Revenue by source consisted of the following for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Advertising and software subscriptions	$10,322,289	$7,127,559
Other (including hardware)	1,842,986	1,098,869
Net revenues	$12,165,275	$8,226,428

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of December 31, 2024, the Company has deferred revenue of $37,774.

Cost of Net Revenues

Cost of net revenues includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $2,102,000 and $1,895,000 for the years ended December 31, 2024 and 2023, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Sales and Marketing

Sales and marketing expenses include user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Sales and marketing also include advertising costs, other marketing efforts for customer acquisition.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

F-11

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2024 and 2023, the Company had capitalized $4,454,737 and $0 in deferred offering costs, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

F-12

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Year Ended December 31,
	2024	2023
Series Seed convertible preferred stock	353,712,906	353,712,906
Stock options	209,713,228	212,564,838
Warrants	3,721,875	812,500
Total potentially dilutive shares	567,148,009	567,090,244

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis, primarily disclosure of significant segment expense categories and amounts for each reportable segment. The new standard is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in the annual financial statements for year ended December 31, 2024, and for interim periods beginning in 2025. The adoption of ASU 2023-07 did not have a significant impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

F-13

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has net cash used in operating activities of $854,646 and $3,147,054 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $7,576,463. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4.	CRYPTOCURRENCIES AND NFTs

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $376,905 and $623,344 for the years ended December 31, 2024, and 2023, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2024 or 2023.

The indefinite lived intangible activity for the year ended December 31, 2024, are as follows:

Cryptocurrency assets
Balance at December 31, 2022	$108,583
Purchase of cryptocurrency	707
Sales of cryptocurrency	(706,250)
Realized gains on cryptocurrency sales	623,344
Balance at December 31, 2023	26,384
Purchase of cryptocurrency	269,818
Sales of cryptocurrency	(660,576)
Realized gains on cryptocurrency sales	376,905
Balance at December 31, 2024	$12,531

F-14

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2024:

Nonfungible
token assets
Balance at December 31, 2023	$51,060
Purchases of NFTs	-
Impairment	-
Balance at December 31, 2024	$51,060

5.	SAFT PERFORMANCE OBLIGATION LIABILITY

In 2018, the Company (via Nativ Mobile, LLC) conducted and completed a token offering pursuant to a side-by-side, U.S. Securities Act Regulation D and Regulation S offering where it offered $CRNC tokens to investors in consideration for their investments. Due to a disclosed delay in delivering tokens to investors, the investments were executed pursuant to “Simple Agreement(s) for Future Tokens” (“SAFTs”), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of a network launch. The proceeds of this offering were contemplated to be used for the further buildout of the $CRNC Network, which was designed to serve as a robust earnings ecosystem for network participants (the “Project”). $CRNC tokens were designed to serve as the in-network currency for the $CRNC earnings ecosystem.

The initial SAFT proceeds of $26 million for developing the Project was recorded as a performance obligation liability, net of costs incurred in satisfying the performance obligations created in the token offering. The SAFTs do not provide the holder with a security interest in the issuing entity, Current (Gibraltar) Limited, or establish an economic or ownership right to the performance of specific assets, nor is there a form of partnership, joint venture, agency or any similar relationship between a token holder and the Company and/or other individuals or entities involved with the Project. The tokens do not pay interest and have no maturity date. The tokens confer only the right to services in the Project and confer no other rights of any form with respect to us including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

The Company evaluated the terms of the Company’s $CRNC tokens and determined that, when sold, these tokens represent an obligation by the Company with counterparties that were determined to not be customers. Therefore, the Company determined that the tokens, when sold, are similar by analogy to debt securities under ASC 320, Investments – Debt and Equity Securities (“ASC 320”). ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship. Based on its terms, the SAFT tokens are not debt securities in legal form, but are considered an obligation (as defined by FASB Concepts Statement No. 6, Elements of Financial Statements) of the Company as issuer, since the Company represented that the proceeds raised would be used to fund future development of the Project. Therefore, the Company considers the $CRNC token, when sold, as an obligation in accordance with ASC 320, which effectively creates a creditor relationship to holders of its tokens.

The Company has considered the costs to satisfy its performance obligations and determined that the Project represents a “funded software arrangement”, and the parties who purchased tokens contributed towards the funding of the Project represent collaborators and not customers. Therefore, software development costs related to the Project were applied against the performance obligation.

The SAFT performance obligation liability was $0 as of both December 31, 2024 and 2023.

During the years ended December 31, 2024 and 2023, payments made on software development for performance obligations totaled $0 and $0, respectively, which were credited to operating expenses in the consolidated statements of operations.

On account of the delay in the launch of the Project by introducing $CRNC tokens into the Project ecosystem, the Company elected to pay investors a royalty based on the Company’s financial performance in 2021. Based on what each individual investor elected to receive, the consideration paid to investors on account of the royalty were either additional $CRNC tokens or shares in the Company. The value of the royalty was $1,900,000 and the number of $CRNC tokens or Company shares an investor would receive was based on the original investment amount paid at the time of the execution of the SAFTs. Approximately 86% of investors elected to receive additional $CRNC tokens and 14% of investors elected to receive Company shares. Accordingly, the Company has recognized a royalty liability of $1,900,000 as of December 31, 2022. The liability will be released based on the ultimate distribution means, increasing the performance obligation for token issuances and recording paid-in capital for share issuances, when distribution occurs in 2023. In the year ended December 31, 2023, a total of $287,056 of the royalty was released in exchange of the issuance of 10,993,629 of the Company’s shares of Class C common stock. During the year ended December 31, 2023, the Company determined that no further obligation existed, and as such recorded a gain on the royalty liability of $1,692,511 to other income in the consolidated statements of operations and comprehensive loss. As of December 31, 2024, the remaining balance of the royalty liability was $0.

F-15

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

6.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

F-16

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of both December 31, 2024 and 2023 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

The Company authorized 2,125,000,000 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2024.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

F-17

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors..

During the years ended December 31, 2024 and 2023, option holders exercised 10,774,734 and 4,660,502 options for shares of Class B common stock for proceeds of $9,482 and $4,736, respectively.

During the year ended December 31, 2024, the Company issued 88,340,056 shares of Class AAA common stock for gross proceeds of $10,496,376 pursuant to various crowdfunding efforts, predominantly due to a Regulation A+ offering. In connection with the offering, the Company incurred $1,484,912 in offering costs. As of December 31, 2024, $332,783 of this offering was included as a subscription receivable on the consolidated balance sheet, which was received in January 2025.

As of both December 31, 2024 and 2023, there were 646,825,014 shares of Class A Common Stock issued and outstanding. As of December 31, 2024 and 2023 there were 20,737,172 and 9,962,438 shares of Class B Common Stock issued and outstanding, respectively. As of both December 31, 2024 and 2023 there were 10,993,629 shares of Class C Common Stock issued and outstanding. As of December 31, 2024 and 2023 there were and 149,320,399 shares of Class AAA Common Stock issued and outstanding, respectively.

7.	STOCK-BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2024, there were 37,549,600 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	226,757,718	$0.02	$2,494,359
Granted	230,071,248	$0.03
Exercised	-	$0.01
Forfeited	(244,198,271)	$0.01
Outstanding as of December 31, 2023	212,630,695	$0.03	$5,530,000
Granted	32,713,753	0.01
Exercised	(10,609,345)	0.03
Forfeited	(25,021,875)	0.03
Outstanding as of December 31, 2024	209,713,228	$0.02	$4,910,428

Exercisable as of December 31, 2024	152,122,755	$0.02	$3,042,455
Exercisable as of December 31, 2023	154,239,041	$0.02	$3,084,781

F-18

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023

Weighted average grant-date fair value of options granted during period	$1.00	$0.02
Weighted average duration (years) to expiration of outstanding options at peirod-end	8.33	9.18

During the years ended December 31, 2024 and 2023, option holders exercised 10,774,734 and 4,660,502 options for shares of Class B common stock for proceeds of $9,482 and $4,736, respectively.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,
	2024	2023
Risk-free interest rate	3.60%-4.80%	3.60%-4.67%
Expected term (in years)	5.06	5.63
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $327,138 and $4,579,425 respectively. Stock-based compensation expense for stock options of $755,686 and $847,243, respectively, was recognized under FASB ASC 718 for the years ended December 31, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,122,619 as of December 31, 2024 and will be recognized over a weighted average period of 3.20 years as of December 31, 2024.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,
	2024	2023
Sales and marketing	$155,137	$169,449
Research and development	387,843	423,621
General and administrative	232,705	254,173
	$775,685	$847,243

8.	INCOME TAXES

Prior to February 25, 2021 (see Note 1), the Company was a limited liability company. Accordingly, taxable income and losses flowed to the members and the Company had no tax effects.

F-19

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards and cash to accrual differences. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $2,602,378 and $1,996,554, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$1,776,365	$1,785,741
Cash to accrual differences	826,013	210,813
Valuation allowance	(2,602,378)	(1,996,554)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $2,602,378 and $1,996,554 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance increased by $605,825 and $893,227 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $6,347,880 and $6,381,382, respectively. Pursuant to change in control rules associated with the merger, the Company may be at risk of losing the ability to utilize pre-merger net operating loss carryforwards.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

9.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

On January 24, 2025, the Company completed the purchase of an app from a Turkish entity, Eywin Bilgi Teknolojileri, for total cash consideration of $6,583,781 at closing date. The Company is evaluating the impact on the financial statements and the purchase price allocation.

As of April 22, 2025, the Company has collected $31,592,196 in gross receipts related to crowdfunding campaign exempt from registration under Regulation A, tier 2.

Additionally, in April 2025, the Company received an investment of $3 million from a venture capital firm in the media industry.

Management has evaluated subsequent events through April 22, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

F-20

ITEM 8: EXHIBITS

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
2.2	Bylaws of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.1	Form of Selling Shareholder Irrevocable Power of Attorney (incorporated by reference to Exhibit 3.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.2	Investors’ Rights Agreement, as amended† (incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.3	Right of First Refusal and Co-Sale Agreement, as amended† (incorporated by reference to Exhibit 3.3 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.4	Form of SAFT (incorporated by reference to Exhibit 3.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.5	Form of Warrant for Class AAA Common Stock (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
5	Voting Agreement, as amended† (incorporated by reference to Exhibit 5 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
6.1	Employment Agreement with Justin Hines (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.2	Employment Agreement with Kathleen DeKam (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.3	Employment Agreement with Kiran Panesar (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)

* Filed herewith

† Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mode Mobile, Inc.

By	/s/ Dan Novaes
Dan Novaes, Chief Executive Officer
Mode Mobile, Inc.
Date: April 30, 2025

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Dan Novaes
Dan Novaes, Director, Principal Executive Officer,
Mode Mobile, Inc.
Date: April 30, 2025

By	/s/ Prakash Ramachandran
Prakash Ramachandran, Principal Financial Officer, Principal Accounting Officer
Mode Mobile, Inc.

Date: April 30, 2025

By	/s/ Mark Lawrence
Mark Lawrence, Director
Mode Mobile, Inc.
Date: April 30, 2025

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